Thomas S. Harman

+1.202.373.6725

thomas.harman@morganlewis.com

VIA EDGAR

June 25, 2020

Jason Fox, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Weiss Strategic Interval Fund (File No. 811-23298)

Dear Mr. Fox:

On behalf of Weiss Strategic Interval Fund (the “Fund”), this letter responds to comments you provided regarding the SOX review of the Fund’s filings on Form N-CSR and Form N-CEN made on March 24, 2020. For your convenience, your comments and the Fund’s responses are set forth below.

1.

Comment: Please supplementally explain why the Fund has determined not to file with the SEC amended versions of its previously issued financial statements filed on Form N-CSR and internal control letter filed on Form N-CEN for the fiscal period ended December 31, 2018.

Response: The Fund believes that it has made full and complete disclosure to its sole shareholder. As the Fund’s financial statements for the fiscal year ended December 31, 2018 (the “2018 Financials”) were being revised, management regularly communicated with the sole shareholder to ensure that it was informed of the changes that were being made and the rationale for such changes. Indeed, the sole shareholder was provided with restated financial statements for 2018. Because Note 2 to the financial statements for the fiscal year ended December 31, 2019, as filed with the SEC on Form N-CSR on March 24, 2020, described the changes made to the 2018 Financials and included a table showing how the 2018 Financials were impacted by the changes, the Fund did not believe that filing the restated financial statements of 2018 with the SEC was meaningfully additive; further, the Fund was aware that in at least one other instance another registered fund had taken the position that correcting the current financial statement would satisfy any obligation to restate its previous year’s financial statements, provided the current financial statement contained disclosure correcting the previous year’s financial statements. With respect to the Fund’s internal control letter, the Fund notes that the letter for the 2019 fiscal year end includes a reference to the need for a restatement of the 2018 Financials.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

June 25, 2020

2.

Comment: Under Note 2 to the Financial Statements, please consider adding disclosure stating that distributions received from real estate investment trusts may be classified as dividends, capital gains, and/or return of capital.

Response: The Fund represents that it will include the requested disclosure in shareholder reports going forward.

3.	Comment: Under Note 5, please confirm the term of the loan receivable from sole shareholder.

Response: The Fund represents that it will include the requested disclosure in shareholder reports going forward. The Fund notes that the table included in the note discloses the date ranges of the loan maturities.

4.	Comment: The last sentence of Note 5 should be revised to state that interest earned on loans flows through equity as capital contributions rather than the Statement of Operations.

Response: For purposes of the GAAP financials, interest was reclassified from income to equity. Going forward, unless a different presentation is adopted, the Fund will disclose that interest received from the loans is included in the contra-equity section of the financials, and not as revenue for purposes of the financials.

5.

Comment: The Fund’s filing on Form N-CEN indicates that the Fund made changes to the financial statement presentation of the loans made by the Fund to its sole shareholder, which changes were “for the purposes of U.S. GAAP audited financial statement presentation only.” Please describe how net asset value (“NAV”) is determined if the Fund is using a methodology other than U.S. GAAP.

Response: For purposes of book and fee calculations, the loans are considered an asset on the balance sheet of the Fund, and any interest derived from the loans is considered income for book and tax purposes. The Other Information section of the audited financial statements more clearly presents how NAV is impacted by the reclassification of the Fund’s loans to its sole shareholder.

6.

Comment: Please explain how the information presented in the Fund’s registration statement and shareholder communications is not misleading with respect to net asset value for purposes of calculating the Fund’s management fee.

Response: In agreement with the Fund’s sole shareholder, the loans are to be treated as an asset of the Fund, and do not decrease the NAV of the Fund for fee calculation purposes. Since the loans are derived in part from excess cash generated by the operations of the Fund, the sole investor and the Adviser did not want to adversely affect the performance of the Fund by agreeing that the loans are not Fund assets.

7.

Comment: In the Trustees and Officers section, please add a statement that the Statement of Additional Information (“SAI”) includes additional information about Fund’s Trustees and that the SAI is available, without charge, upon request, and include a telephone number for shareholders to call to request the SAI. See Item 24.4.f of Form N-2.

Response: The Fund represents that it will include the requested disclosure in shareholder reports going forward.

June 25, 2020

8.

Comment: With respect to the material weaknesses identified in the Fund’s internal controls report, please describe what remediation has occurred or is planned to occur to ensure internal controls are effective.

Response: The Adviser understands that it cannot rely on the guidance indirectly implied by the audit arrangement with the auditors of the Fund, KPMG, and is examining alternative resources to provide it with more effective guidance on issues of complex accounting presentation.

9.

Comment: Please confirm that to the extent the Fund determines to issue its shares to shareholders other than the sole shareholder, it will only do so after the loans to the sole shareholder have been fully reimbursed.

Response: Confirmed.

10.

Comment: Please describe the procedures used to fair value the loan receivable to determine book/tax net asset value for purposes of book and tender offers and management fee calculations. Additionally, confirm that the Board of Trustees is aware of the valuation policies with respect to the loan receivable from the sole shareholder and that the valuations are reviewed regularly.

Response: The fair valuation of the total outstanding loans made by the Fund is the principal, plus any outstanding accrued interest on the loans, and is the amount owed to the Fund by the borrower. The loans, which are made by the Fund to its sole shareholder, are non-transferable. Therefore, the Adviser believes that its valuation process adequately determines fair value of the loans.

The Board of Trustees reviews valuation policies and procedures for the Fund at least annually, and reviews valuations for all Fund holdings on a quarterly basis at its quarterly meeting. The Adviser reasonably believes the Board of Trustees is aware of the Fund’s valuation policy and procedure with respect to the loan receivable from the sole shareholder, however the Adviser will review the valuation policy and procedures at the next quarterly board meeting with the Board of Trustees and amend the valuation policy and procedures to make appropriate revisions to the extent needed.

11.

Comment: Please ensure that the Investment Advisory Agreement and registration statement includes precise language with respect to the compensation the advisor receives including the definition of net asset value utilized for fee calculations, as from discussions it appears the net asset value determined by the Fund not consistent with industry practice. (Section 15(a)(1) of the 1940 Act noting “precisely describes”).

Response: The Adviser will review the Investment Advisory Agreement to ensure it includes precise language with respect to the compensation the Adviser receives, and will include a definition of the net asset value the Adviser utilizes for fee calculations. Further, future shareholder reports of the Fund will include such language.

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June 25, 2020

Please do not hesitate to contact me at 202.373.6725 with questions or comments.

Sincerely,

/s/ Thomas S. Harman
Thomas S. Harman

cc:	Jeffrey Dillabough, Weiss Multi-Strategy Advisers LLC
Victoria Stearns, Weiss Multi-Strategy Advisers LLC
Scott Crowell, Weiss Multi-Strategy Advisers LLC
Jeremy Esperon, Morgan, Lewis & Bockius LLP